Exhibit 23.1

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-172519, No. 333-179642 and No. 333-166715) and Form S-3 (No. 333-180034) of Spansion Inc. of our report included herein dated July 22, 2013 with respect to the combined abbreviated financial statements of the analog semiconductor and microcontroller business, a division of Fujitsu Semiconductor Limited (the “AM Business”), which comprise the combined statement of assets to be acquired and liabilities to be assumed as of March 31, 2012 and 2013, and the related combined statements of revenue and direct expenses for the years then ended, and the related notes to the combined abbreviated financial statements.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

August 19, 2013